February 13, 2020

Buck Jordan
Chief Executive Officer
Miso Robotics, Inc.
561 East Green Street
Pasadena, CA 91101

       Re: Miso Robotics, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed February 6, 2020
           File No. 024-11112

Dear Mr. Jordan:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A

General

1. In response to prior comment 12, you revised disclosure on page 4 to state that there have been "over 10 billion media impressions" of Flippy since 2016. Please revise to clarify the source from which you obtained this statistic and clarify how the unique visitors per month metric was used to arrive at this statistic.
2. We note your pre-money valuation of $80 million appearing on your offering page on
      SeedInvest.com. Tell us how this valuation is consistent with your most recent financial statements.
 Buck Jordan
FirstName LastNameBuck Jordan
Miso Robotics, Inc.
Comapany NameMiso Robotics, Inc.
February 13, 2020
Page 2
February 13, 2020 Page 2
FirstName LastName
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Andrew Stephenson, Esq.